NESS ENERGY INTERNATIONAL, INC.
                            4201 East Interstate 20
                            Willow Park, Texas 76087
                           Telephone:  (817) 341-1477
                           Facsimile:  (817) 598-0440

VIA EDGAR


August 15, 2001


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Ness Energy International, Inc.
     Application for Withdrawal of Form SB-2
     File No. 333-41624

Dear Sir/Madame:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ness Energy International, Inc., a Washington corporation ("Company"), hereby requests withdrawal of the Form SB-2 registration statement (File No. 333-41624) originally filed on July 18, 2000. This request is being made because this registration statement is no longer applicable to the financial plans of the Company. This registration statement was never declared effective and no securities were sold thereunder.

Please contact the undersigned with any questions or comments regarding this request.

Sincerely,



/s/  Hayseed Stephens
Hayseed Stephens